PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
to Prospectus dated August 31, 2007	Registration No. 333-144770

SILVERSTAR HOLDINGS LTD.

3,968,544 Shares of Common Stock

This prospectus supplement no.1 supplements and amends the prospectus dated August 31, 2007 (the “Prospectus”) relating to resales by selling shareholders of shares of our common stock as described in the Prospectus.

This prospectus supplement should be read in conjunction with, and is not complete without, and may not be delivered or utilized without, the Prospectus. This prospectus supplement updates information in the Prospectus and, accordingly, to the extent inconsistent, the information in the prospectus supplement supersedes the information contained in the Prospectus.

The securities offered hereby involve significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page 4 of the Prospectus. You should consider these Risk Factors before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 1 is January 2, 2008.

SELLING SHAREHOLDERS

The information in the table appearing under the heading “Selling Shareholders,” beginning on page 16 of the Prospectus, is supplemented and amended by adding the information below with respect to the selling shareholder not previously listed in the Prospectus and by superseding the information with respect to the selling shareholders listed below who were previously listed in the Prospectus as of the date of this prospectus supplement. We are not updating any information with respect to any other selling shareholder set forth in the Prospectus other than with respect to the selling shareholders set forth below.

Selling Shareholders(1)	Shares of Common Stock Beneficially Owned Prior to Offering	Percent of Class Owned Prior to Offering	Shares of Common Stock to be Sold	Beneficial Ownership After Offering if All Shares are Sold	Percent of Class Owned After Offering if All Shares are Sold
Crestview Capital Master, LLC (2)	234,460 (3)	1.2%	234,460 (3)	-	-
Enable Growth Partners LP (4)	728,557 (5)	3.7%	345,708 (6)	382,849(7)	1.9%
RHP Master Fund, Ltd. (8)	229,147 (9)	1.2%	130,731 (10)	98,416 (11)	*
Truk International Fund, LP (12)	24,137	*	8,373	15,764	*
Truk Opportunity Fund, LLC (13)	148,275	1.0%	51,437	96,838	*
Vision Opportunity Master Fund, Ltd. (14)	965,517	4.9%	334,943	650,574	3.3%

*	Less than 1%.
(1)

The term “selling shareholder” includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer.

(2)

Crestview Capital Partners, LLC (“CCP”) is the sole managing member of Crestview Capital Master, LLC (“CCM”) and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by CCM. CCP disclaims beneficial ownership of these securities.  The Managing Members of CCP are Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom may be deemed to have voting and dispositive power over securities beneficially owned by CCM, and each of whom also disclaims beneficial ownership of these securities. Mr. Flink is an affiliate of a broker-dealer and it has been confirmed to us that the securities were acquired to be resold in the ordinary course of business and that there are no arrangements with any other persons, whether directly or indirectly, to dispose of the securities.

(3)	Consists of 234,460 shares of common stock issuable upon the exercise of warrants.
(4)

Mitch Levine maintains the power to vote or dispose of the shares of common stock held by Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, Ena.

(5)	Includes 142,350 shares of common stock issuable upon the exercise of warrants and does not include 709,397 shares of common stock ussuable upon the exercise of warrants.
(6)	Includes 142,350 shares of common stock issuable upon the exercise of warrants.
(7)	Does not include 709,397 shares of common stock iussuable upon the exercise of warrants.
(8)

RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all shares of the interests in RHP General Partners. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s securities owned by the RHP Master Fund

(9)	Includes 78,457 shares of common stock issuable upon the exercise of warrants and does not include 147,715 shares of common stock issuable upon the exercise of warrants.
(10)	Includes 78,457 shares of common stock issuable upon the exercise of warrants.
(11)	Does not include 147,715 shares of common stock issuable upon the exercise of warrants.
(12)

Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk International Fund, LP, exercise investment and voting control over the securities owned by Truk International Fund, LP. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk International Fund, LP.

(13)

Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the securities owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk Opportunity Fund, LLC.

(14)	Adam Benowitz maintains the power to vote or dispose of the shares of common stock held by Vision Opportunity Master Fund, Ltd.